Exhibit 99.1

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL MEETING OF SHAREHOLDERS

OF POSTMEDIA NETWORK CANADA CORP.

TO BE HELD ON

JANUARY 11, 2012

November 28, 2011

POSTMEDIA NETWORK CANADA CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of Postmedia Network Canada Corp. (“Postmedia”) will be held at the Westin Prince Hotel, 900 York Mills Road, Toronto, Ontario on January 11, 2012 at 2:00 p.m. (Eastern Time), for the following purposes:

1.	to receive our consolidated financial statements, and the independent auditor’s report thereon, for the year ended August 31, 2011;

2.	to appoint PricewaterhouseCoopers LLP as Postmedia’s auditor for the year ending August 31, 2012 and to authorize the Board of Directors (the “Board”) to fix the auditor’s remuneration; and

3.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Postmedia’s Board of Directors has fixed the close of business on December 6, 2011 as the record date, being the date for the determination of the registered holders of Class C voting shares and Class NC Variable voting shares in the capital of Postmedia (collectively, the “Shares”) entitled to receive notice of and vote at the Meeting and any adjournment thereof. Proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with Postmedia’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 2:00 p.m. (Eastern Time) on January 9, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 28th day of November, 2011.

By Order of the Board of Directors

Ronald W. Osborne

Chairman

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1

VOTING INFORMATION	1
Voting Matters	1
Who Can Vote	1
Voting Your Shares	1
Voting Your Shares by Proxy	1
Voting by Non-Registered Shareholders	3
Additional Matters Presented at the Meeting	3
Description of Shares	3

MATTERS TO BE ACTED UPON AT THE MEETING	4
Financial Statements	4
Appointment of Auditor	5

BOARD OF DIRECTORS	5
Cease Trade Orders or Bankruptcies	8
Penalties or Sanctions	9
Conflicts of Interest	9

STATEMENT OF EXECUTIVE COMPENSATION	10
Compensation Discussion and Analysis	10
Summary Compensation Table	16
Incentive Plan Awards	17
Option Plan	17
RSU Plan	19
Employment Agreements	22
DSU Plan	27
Insurance Coverage for Directors and Officers and Indemnification	29
Share Ownership	29
Securities Authorized for Issuance under Equity Compensation Plans	31

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	31
Board of Directors	31
Committees of the Board	35

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	38
Registration Rights Agreements	38
Nominating Agreement	38
Consulting Agreements	38

ADDITIONAL INFORMATION	38

DIRECTORS’ APPROVAL	39

POSTMEDIA NETWORK CANADA CORP.

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Postmedia Network Canada Corp. (“Postmedia”) for use at the annual meeting of shareholders (the “Meeting”) to be held on January 11, 2012 at 2:00 p.m. (Eastern Standard Time) at the Westin Prince Hotel, 900 York Mills Road, Toronto, Ontario, and any adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to the “Corporation”, the “Company”, “we”, “us”, “our” and similar terms, as well as references to Postmedia, refer to Postmedia Network Canada Corp. Unless otherwise indicated, the information in this Circular is given as at November 28, 2011 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•

If you are a registered holder of Class C voting shares in the capital of Postmedia (“Voting Shares”) or Class NC Variable voting shares in the capital of Postmedia (“Variable Voting Shares”, and collectively with Voting Shares, the “Shares”), a proxy form is enclosed that you can use to vote at the Meeting.

•	If your Shares are held by a nominee, you should contact that nominee to arrange to receive either a form of proxy or voting instruction form.

These security holder materials are being sent to both registered and non-registered owners of the Shares.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Postmedia.

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on the appointment of our auditor for the year ending August 31, 2012 and to authorize the Board to fix the auditor’s remuneration.

Who Can Vote

The record date for the Meeting is December 6, 2011. Our transfer agent will prepare a list, as of the close of business on the record date, of the registered holders of the Shares. A holder of the Shares whose name appears on such list is entitled to vote the Shares on such list at the Meeting.

Voting Your Shares

If you are a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under “Voting Your Shares by Proxy”.

Voting Your Shares by Proxy

If you will not be at the Meeting or do not wish to vote in person, you may vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 2:00 p.m. (Eastern Standard Time) on January 9, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered shareholders may provide their voting instructions by any of the following means:

•	by mail to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed); or

•	by hand or by courier to the address set forth above.

Your Proxy Vote

On the proxy form, you can indicate how you want to vote your Shares, or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received by our transfer agent, Computershare Investors Services Inc., no later than 2:00 p.m. (Eastern Standard Time) on January 9, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

If you give directions on how to vote your Shares on your proxy form, your proxyholder must vote your Shares according to your instructions. If you have not specified how to vote on a particular matter on your proxy form, your proxyholder can vote your Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Shares will be voted FOR the appointment of PricewaterhouseCoopers LLP as our independent auditor for the year ending August 31, 2012 and to authorize the Board to fix the auditor’s remuneration.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any continuation after an adjournment of the Meeting) and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Postmedia. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the person designated in the form, who is our Chairman or, failing him, our President and Chief Executive Officer, is appointed to act as your proxyholder.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•

You may send another proxy form with a later date to our transfer agent, Computershare Investor Services Inc., but it must reach Computershare Investor Services Inc. no later than 2:00 p.m. (Eastern Standard Time) on January 9, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting;

•

You may deliver a signed written statement, stating that you want to revoke your proxy, to our acting Corporate Secretary Brenda Lazare no later than 2:00 p.m. (Eastern Standard Time) on January 9, 2012 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting, at 1450 Don Mills Road, Toronto, Ontario, M3B 2X7 or by facsimile at (416) 443-6046;

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy; or

•	You may revoke your proxy in any other manner permitted by law.

Voting by Non-Registered Shareholders

You are a non-registered shareholder if your Shares are held in the name of a nominee (such as a bank, trust company or securities broker). Your nominee will generally provide you with a voting instruction form or a proxy form. You should follow the voting instructions provided by your nominee. If you wish to vote in person at the Meeting, you must insert your own name in the space provided for the appointment of a proxyholder on the form provided by your nominee, and return same by following the instructions provided.

Additional Matters Presented at the Meeting

The enclosed proxy form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

If you sign and return the proxy form and do not appoint a proxyholder by filling in a name, and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Postmedia representatives named as proxies will vote in their best judgment. Our management is not currently aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

Description of Shares

Voting Rights

Voting Shares and Variable Voting Shares are the only shares which entitle shareholders to vote at the Meeting. Each Voting Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. Each Variable Voting Share entitles the holder to one vote on each item of business identified in the Notice of Meeting, except if:

(a)	the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding Shares; or

(b)	the total number of votes that may be cast by or on behalf of holders of Variable Voting Shares present at any meeting of holders of Voting Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality, to equal the maximum permitted vote per Variable Voting Share as indicated below. Under the circumstance described in subparagraph (a) above, the Variable Voting Shares as a class cannot carry more than 49.9% of the aggregate votes. Under the circumstance described in subparagraph (b) above, the Variable Voting Shares as a class cannot, for the applicable shareholders’ meeting, carry more than 49.9% of the total number of votes that can be cast at the meeting.

Conversion of Shares and Coat-tail Provisions

An issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of Postmedia or the holder, if (a) such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (“Non-Canadians”), unless such Variable Voting Shares resulted from the exercise of a voluntary election to convert a Voting Share into a Variable Voting Share, or (b)(i) the foreign ownership restrictions of the Income Tax Act (Canada) (the “Tax Act”) are repealed and not replaced with other similar restrictions in the Tax Act or other applicable legislation and (ii) there is no Canadian federal or provincial law applicable to Postmedia prescribed for the purposes of subsection 46(1) or paragraph 174(1)(c) of the Canada Business Corporations Act (the “CBCA”) or any other similar provision in the CBCA or the CBCA Regulations.

An issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of Postmedia or the holder, if such Voting Share becomes held or beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more Non-Canadians. In addition to such automatic conversion feature, a holder of Voting Shares who is not a non-Canadian shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

In the event that an offer is made to purchase Voting Shares or Variable Voting Shares and the offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Voting Shares are then listed, be made to all or substantially all the holders of the Shares of such class, and a concurrent offer at an equal price and with identical terms (subject to certain exceptions) is not made to purchase the Shares of such other class, each Variable Voting Share or Voting Share, as the case may be, shall become convertible at the option of the holder into one Share of the other class that shall be subject to the offer at any time while the offer is in effect. The conversion right may only be exercised in respect of Shares for the purpose of depositing the resulting Shares in response to the offer and a Canadian trustee designated by Postmedia shall deposit the resulting Shares on behalf of the shareholder.

If the shares resulting from the conversion and deposited pursuant to the offer are withdrawn from the offer or are not taken up by the offeror or if the offer is abandoned or withdrawn, the shares resulting from the conversion shall be reconverted back into the original class automatically and without further act from Postmedia or the holder.

Quorum and Principal Holders

The presence of at least two people holding or representing by proxy at least 10% of the total number of issued Shares of Postmedia for the time being enjoying voting rights at such meeting is necessary for a quorum at the Meeting.

As at November 15, 2011, 1,191,868 Voting Shares and 39,131,302 Variable Voting Shares were issued and outstanding.

To the actual knowledge of the directors and executive officers of Postmedia, no person owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities as at November 15, 2011, other than GoldenTree Asset Management LP (“GoldenTree”) or its affiliates (11,139,621 Variable Voting Shares), Citibank Canada (5,576,626 Variable Voting Shares), Invesco Canada Ltd. (4,601,525 Variable Voting Shares), Canwest Publishing Inc. (368,546 Voting Shares) and Electronic Rights Defence Committee (188,616 Voting Shares).

A portion of the Voting Shares held by Canwest Publishing Inc., are held by FTI Consulting Inc., the court appointed monitor, on behalf of creditors who asserted claims against Canwest Limited Partnership.

The Voting Shares held by Electronic Rights Defence Committee, are held on behalf of its unnamed and widely dispersed members as and are related to a former Canadian class action lawsuit which had asserted claims against Canwest Limited Partnership.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

The annual report which includes the audited consolidated financial statements of the Corporation for the year ended August 31, 2011 and the period ended August 31, 2010, accompanying this circular will be placed before the shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

Appointment of Auditor

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) is the auditor of Postmedia and was first appointed as our auditor in 2010.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers as our auditor until the close of our next annual meeting of shareholders and to authorize the Board to fix the remuneration of the auditor.

Our Board recommends that you vote FOR the appointment of PricewaterhouseCoopers as our auditor for the year ending August 31, 2012 and to authorize the Board to fix the auditor’s remuneration.

BOARD OF DIRECTORS

Each of our directors, has been elected for a term ending on the date of the annual general shareholders meeting for the year ending August 31, 2012, or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause.

The following table sets forth the names and municipalities of residence of the directors of Postmedia, their current positions or offices with Postmedia, the date when they first became a director of Postmedia and their principal occupations:

Name and Municipality of Residence	Position with Postmedia	Director/Executive Officer Since	Principal Occupation if Different from Position Held

Charlotte Burke(1)(2)(5) Toronto, Ontario	Director	September 20, 2010	Consultant

Hugh F. Dow(1)(4)(5) Toronto, Ontario	Director	January 6, 2011	Corporate Director

David Emerson(1)(2)(3) Vancouver, British Columbia	Director	July 12, 2010	Corporate Director and Public Policy Advisor

Paul Godfrey Toronto, Ontario	Director, President and Chief Executive Officer	April 26, 2010

Ronald W. Osborne(1) Toronto, Ontario	Director and Chair	June 17, 2010	Chairman, Sun Life Financial Inc.

John Paton(4)(5) New York, United States	Director	June 17, 2010	Chief Executive Officer, Digital First Media Inc. and Chief Executive Officer of Journal Register Company and MediaNews Group Inc.

Graham Savage(1)(2)(4) Toronto, Ontario	Director	July 12, 2010	Corporate Director

Steven Shapiro(3) New York, United States	Director	July 12, 2010	Founding Partner and Portfolio Manager, GoldenTree Asset Management LP

Peter Sharpe (1)(3)(4) Toronto, Ontario	Director	June 17, 2010	Corporate Director

Robert Steacy(1)(2)(4) Toronto, Ontario	Director	July 14, 2010	Corporate Director

Notes:

(1)	Independent member of the Board
(2)	Member of the Audit Committee

(3)	Member of the Corporate Governance and Nominating Committee
(4)	Member of the Compensation and Pension Committee
(5)	Member of Digital Oversight Committee

The following are brief profiles of our directors, including a description of each individual’s principal occupation within the past five years.

Charlotte Burke (Director)

Ms. Burke operates a consulting firm focused on commercializing new technologies for both startups and large companies. She is also an advisor with the MaRs Innovation Centre and Next 36. Prior to assuming her current positions, Ms. Burke was the Senior Vice President of Sales and Marketing, Americas for Hewlett Packard and President of Asurion Canada. In 2010, Ms. Burke served with the venture capital division of the Business Development Bank of Canada. From 2001-2008, Ms. Burke served as an officer and senior vice president with Bell Canada, where she led the consumer internet business, Bell Mobility’s digital cellular business and new product development. Ms. Burke currently sits on the following boards and advisory councils: the Ontario Lottery and Gaming Corporation, Acadia University, the MaRS Ontario Innovation Center and Polar Mobile Inc.

Hugh F. Dow (Director)

Mr. Dow also serves as a director of Quarto Communications Inc. Mr. Dow retired as Chairman of Mediabrands Canada in December 2010. Prior to this Mr. Dow held global responsibilities with Universal McCann, the global media network of which M2 Universal is the Canadian arm. Mr. Dow has also held many key industry positions including Vice Chairman of BBM Bureau of Measurement, Director and Chairman of Canadian Media Directors’ Council, Chairman of PMB Print Measurement Bureau, Chairman and Director of ABC Audit Bureau of Circulation, and Chairman of Media Medical Audience Committee.

David Emerson (Director)

Mr. Emerson P.C. is a Corporate Director, Public Policy Advisor and serves as a senior advisor to CAI Capital Management Co., a private equity fund. Nationally, he has held senior positions with the Government of Canada that included Minister of Foreign Affairs, Minister of International Trade with responsibility for the Asia Pacific Gateway initiative and the 2010 Vancouver Olympics, and Minister of Industry. In British Columbia, Mr. Emerson was the Province’s Deputy Minister of Finance, Secretary to Treasury Board and Deputy Minister to the Premier, Secretary to Cabinet. He has also served in leadership roles in the private sector, including President and CEO of Canfor Corporation, President and CEO of the Vancouver International Airport Authority, and Chairman and CEO of Canadian Western Bank. Mr. Emerson currently serves on the Board of Directors of Finning International Inc., Stantec Inc., TimberWest Forest Corporation, Chorus Aviation Inc., and D-Wave Systems Inc. In addition, Mr. Emerson is Chair, Alberta Premier’s Economic Strategy Council; Chair, Energy Policy Institute of Canada; Co-Chair, Prime Minister’s Advisory Committee on the Public Service, and a member of China Investment Corporation International Advisory Council.

Paul Godfrey (Director)

Mr. Godfrey is the President and Chief Executive Officer of Postmedia Network Inc. Prior to this he served as President and Chief Executive Officer of National Post Inc., President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, and spent 16 years with Sun Media Corporation, eventually taking the role of President and Chief Executive Officer. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the Chairman of the Municipality of Metropolitan Toronto. He is the Chair of the Ontario Lottery and Gaming Corporation, Chairman of the board of RioCan Real Estate Investment Trust and currently serves on various other boards including, Astral Media Inc., Mobilicity (formerly known as Data & Audio Visual Enterprises Mobility), Cargojet Income Fund and serves as Vice Chair of Baycrest Centre for Geriatric Care.

Ronald W. Osborne (Director and Chair)

Mr. Osborne is also Chairman of the board of Sun Life Financial Inc., an international financial services organization, and Sun Life Assurance Company of Canada; positions he has held since May, 2005. Prior to this he was President and Chief Executive Officer of Ontario Power Generation Inc., an executive with the BCE group of companies, and held various positions at Maclean Hunter, including President and Chief Executive Officer. In addition, Mr. Osborne currently sits on the board of directors of Holcim (Canada) Inc. and Tim Hortons Inc. and is a trustee of RioCan Real Estate Investment Trust.

John Paton (Director)

In September, 2011 Mr. Paton was appointed Chief Executive Officer of Digital First Media Inc., a company that manages the Journal Register Company and MediaNews Group Inc. Together these companies represent the second largest newspaper company in the United States. Mr. Paton also serves as a director of The Journal Register Company and MediaNews Group Inc. Previously, Mr. Paton was with impreMedia LLC, a media company that he co-founded in 2003, where he served as Chairman, Chief Executive Officer and President. Prior to joining impreMedia, Mr. Paton was the Chief Executive Officer of Canoe Inc. Mr. Paton was also Vice President of Sun Media Corporation and is the former Publisher and Chief Executive Officer of the London Free Press and the Ottawa Sun. Mr. Paton currently serves on the Board of Directors of the Newspaper Association of America and is a member of the International Board of Directors of the International News Marketing Association. He also serves on the Board of Advisors for the City University of New York Graduate School of Journalism.

Graham Savage (Director)

Mr. Savage is the non-executive Chairman and Founding Partner of Callisto Capital, a merchant banking firm. Prior to that, Mr. Savage spent 21 years as a senior officer at Rogers Communications Inc. He is currently a director of Canadian Tire Corp., Canadian Tire Bank, Cott Corporation and Whistler Blackcomb Holdings Inc. Mr. Savage previously served as a director of Rogers Communications Inc., Sun Media Corp., Royal Group Technologies Ltd., Hollinger International Inc., and The Daily Telegraph (UK) among others.

Steven Shapiro (Director)

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree Asset Management, and is a member of its Executive Committee. He is responsible for the firm’s investments in media and communications as well its investments in distressed assets. Prior to joining GoldenTree, Mr. Shapiro was a Managing Director in the High Yield Group at CIBC World Markets, where he headed Media and Telecommunications Research. He is a member of the boards of various corporate and not-for-profit entities, including Source Home Entertainment, Inc., the holding company of Source Interlink; Southern Community Newspapers, Inc.; James Cable, LLC; and RDA Holdings, the parent company of The Readers’ Digest Association.

Peter Sharpe (Director)

Mr. Sharpe retired as President and CEO of Cadillac Fairview Corporation in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a Director of the International Council of Shopping Centers, Morguard Corporation, Sunnybrook Hospital Foundation, Multiplan (Brazil) and First Industrial REIT.

Robert Steacy (Director)

Mr. Steacy retired in 2005 after spending more than 16 years as the senior financial officer of Torstar Corporation. Mr. Steacy is a director and chair of the Audit Committees of Domtar Corporation and Cineplex Inc. and a director of CIBC. From 2005 to 2007 he served on the Boards of Alliance Atlantis Communications Inc. and Somerset Entertainment Income Fund.

Cease Trade Orders or Bankruptcies

Other than as described below, no director or executive officer of Postmedia is, or within 10 years before the date hereof, has been: (a) a director, chief executive officer or chief financial officer of any company (including Postmedia) that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

On October 6, 2009, the subordinate voting shares and the non-voting shares of Canwest Global Communications Corp. (“Canwest Global”) were suspended from trading on the TSX while a review to determine whether the Company was meeting the continued listing requirements was being conducted. On October 15, 2009, Canwest Global received a notice from the TSX informing the company that its subordinate voting shares and non-voting shares would be delisted from the exchange effective November 13, 2009 for failure to meet the continued listing requirements. In response to this notice, on November 13, 2009, Canwest Global announced that its subordinate voting shares and non-voting shares would begin trading on the TSX Venture Exchange effective November 15, 2009. Messrs. Paul Godfrey and Douglas Lamb were senior officers of certain subsidiaries of Canwest Global throughout the period described above.

Other than as described below or to the knowledge of the Corporation, no director, executive officer or shareholder holding a sufficient number of securities to affect materially the control of Postmedia: (a) is at the date hereof, or has been with 10 years before the date hereof, a director or executive officer of any company (including Postmedia) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, or within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Prior to their mandates with Postmedia, Messrs. Godfrey, Lamb and Bent were executive officers of certain of the LP Entities (defined below). On January 8, 2010, the Ontario Superior Court of Justice issued an order that, among other things, granted the LP Entities protection from their creditors under the Companies’ Creditors Arrangement Act, R.S.C. 1985 c. C-36, as amended (the “CCAA”). Postmedia acquired substantially all of the newspaper and online publishing and digital media businesses previously owned by the LP Entities pursuant to a plan of compromise or arrangement that was implemented during the course of the LP Entities’ proceedings under the CCAA (the “Acquisition”). The LP Entities remain under CCAA protection as of the date hereof.

Mr. Osborne served on the board of directors of Air Canada from May 1999 to September 2004. In September 2004 Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada. Mr. Osborne also served on the board of directors of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) from April 1996 to September 1997 and from June 2005 to June 2006. On March 10, 2006 the Nortel Companies announced that the filing of certain 2005 financial statements would be delayed. The Ontario Securities Commission issued a management cease trade order on April 10, 2006, prohibiting all of the directors, officers and certain current and former employees from trading in securities of the Nortel Companies until two business days following the receipt by the Ontario Securities Commission of all of the filings the Nortel Companies were required to make pursuant to Ontario securities laws. The British Columbia Securities Commission and Québec Securities Commission also issued similar orders. Mr. Osborne was not subject to the orders issued by the British Columbia Securities Commission and the Québec Securities Commission. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006. The British Columbia Securities Commission and the Québec Securities Commission also lifted their cease trade orders shortly thereafter.

Mr. Savage was a director of Microcell Inc. when it filed for protection under the Companies’ Creditors Arrangement Act. Mr. Savage was a director of Sun-Times Media Group, Inc. (“Sun Times”), formerly Hollinger International Inc. (“Hollinger”). He served as a director of that company from July, 2003 until November, 2009. On June 1, 2004, the Ontario Securities Commission issued a permanent management cease trade order (the “Ontario Cease Trade Order”) against the insiders of Hollinger for failing to file its interim financial statements and interim MD&A for the three-month period ended March 31, 2004 and its annual financial statements, MD&A and Annual Information Form for the year ended December 31, 2003. In addition, the British Columbia Securities Commission issued a cease trade order against an insider of Hollinger resident in British Columbia on May 21, 2004, as updated on May 31, 2004 (the “BC Cease Trade Order”). The Ontario Cease Trade Order was allowed to expire on January 9, 2006 and is no longer in effect. The BC Cease Trade Order was revoked on February 10, 2006 and is no longer in effect. Sun Times filed for protection under Chapter 11 of the United States Bankruptcy Code in April 2009.

Mr. Shapiro was a director of Reader’s Digest Association Inc. (“Reader’s Digest”) until August 2009. Reader’s Digest filed for Chapter 11 bankruptcy protection in August 2009, after Mr. Shapiro’s departure from its board.

Penalties or Sanctions

No director, executive officer or shareholder, to the knowledge of the Corporation, holding a sufficient number of securities to affect materially the control of Postmedia, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its Executive Committee. GoldenTree and certain investment funds for which it serves as investment adviser purchased US$100 million in aggregate principal amount of the senior secured notes issued by Postmedia Network Inc. (a wholly-owned subsidiary of Postmedia) in connection with the Acquisition. In addition, GoldenTree or certain investment funds for which GoldenTree serves as investment adviser, provided US$100 million in aggregate principal amount of Postmedia Network Inc.’s term loan facility in connection with the Acquisition. In April 2011, as part of the refinancing of the term loan facility, GoldenTree acquired additional senior secured notes under the first amendment to the term loan facility.

GoldenTree and certain investment funds for which it serves as investment advisor are also the holders of 11,139,621 Variable Voting Shares of Postmedia as at November 15, 2011. GoldenTree’s combined debt and equity holdings may give rise to a potential conflict of interest.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis examines the compensation earned during the last fiscal year of the Company by the Company’s President and Chief Executive Officer (the “CEO”), the Executive Vice President & Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”), who served as executive officers of the Company for the year ended August 31, 2011 (“Fiscal 2011”). In addition, it describes and explains Postmedia’s compensation philosophy and objectives and the significant elements of compensation of the Company’s NEOs during Fiscal 2011.

Named Executive Officers

The NEOs for Fiscal 2011 were:

•	Paul Godfrey, CEO

•	Douglas Lamb, CFO

•	Kevin Bent, President and Publisher, Pacific Newspaper Group and Executive Vice President, Western Canada

•	Gordon Fisher, President, National Post and Executive Vice President, Eastern Canada

•	Malcolm Kirk, Executive Vice President, Digital Media(1)

(1)	Mr. Kirk’s employment with the Company ended November 7, 2011.

Role of the Compensation and Pension Committee

The Compensation and Pension Committee of the Board is made up of a majority of independent directors with many years of diverse business experience throughout North America. The Compensation and Pension Committee regularly reports to the Board in carrying out its responsibilities and duties relating to compensation matters of the Company.

The Compensation and Pension Committee, through meetings, presentations and reports, understands the key drivers and issues affecting the Company and regularly meets with the executive leaders.

Consistent with the Compensation and Pension Committee’s charter and based on input from management, the Compensation and Pension Committee reviews executive compensation and awards for each of the NEOs.

As part of the executive compensation review, the Compensation and Pension Committee makes its decisions and recommendations to the Board on compensation levels and incentive plan awards for each of the NEOs based on the guiding principles described below, with particular reference to performance measures. The following outlines the principal responsibilities of the Committee with respect to compensation matters:

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At least annually, review with the CEO the short and long term goals and objectives of the Company which are relevant to the CEO’s compensation, evaluate the CEO’s performance in light of those goals and objectives, determine and recommend to the Board for approval the CEO’s compensation based on that evaluation, and report to the Board thereon. In determining the CEO’s compensation, the Compensation and Pension Committee shall consider the Company’s performance, the value of similar incentive awards to chief executive officers at comparable companies, the CEO’s existing employment contract and the awards given to the CEO in past years, with a view to maintaining a compensation program for the CEO at a fair and competitive level consistent with the best interests of the Company.

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At least annually (and upon appointment), in consultation with the CEO, review and make recommendations to the Board with respect to the compensation of those members of senior management that report directly to the CEO (including incentive-compensation plans, equity-based plans, the terms of any employment agreements, severance arrangements, change in control arrangements or provisions, and any special or supplemental benefits), with a view to maintaining a compensation program for senior management at a fair and competitive level, consistent with the best interests of the Company.

•	Review all executive compensation packages with annual cash compensation in excess of $300,000.

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Fix and determine (and, as it determines to be appropriate, delegate the authority to fix and determine) awards (and the vesting criteria thereof) to employees of stock or stock options or other awards pursuant to any of the Company’s equity-based plans now or from time to time in effect or otherwise as permitted by applicable legislation, regulatory requirements and policies and exercise such other power and authority as may be permitted or required under those plans.

•

Review the financial implications of the Company’s senior compensation plans, including post-retirement benefits. Monitor any top hat or supplemental employee retirement plan and funding relating thereto, if any.

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Review the potential results of its senior compensation programs under a wide variety of scenarios to ensure that the Compensation and Pension Committee has an understanding of the linkage between shareholder interests and senior management payouts.

•	Annually review and approve any adjustments and guidelines made in respect of the Company’s compensation plans.

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In co-operation with the Company’s senior management, oversee the human resources policies and programs which are of strategic significance to the Company and make recommendations thereon, as required, to the Board.

Role of the Independent Consultant

The Compensation and Pension Committee has engaged Hugessen Consulting Inc. (“Hugessen”) to act as its independent advisor to provide advice and guidance on compensation issues. All work undertaken by Hugessen was pre-approved by the Chair of the Compensation and Pension Committee. Hugessen provides no other services to Postmedia. Hugessen is directly retained and instructed by and reports to the Compensation and Pension Committee. The decisions made by the Compensation and Pension Committee are the responsibility of the Compensation and Pension Committee and may reflect factors and considerations in addition to the information and recommendations from Hugessen. Fees paid to Hugessen in Fiscal 2011 were $7,034.

Executive Compensation Guiding Principles

The executive compensation philosophy is based on the following guiding principles:

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Creating compensation programs with appropriate levels of pay for performance to encourage performance that drives Postmedia’s business strategy and generates financial results that align with shareholder interests;

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Creating a total compensation package that is attractive to leaders, proportional to the employee’s contribution, and fair to stakeholders within the context of total rewards (financial and non-financial);

•	Creating compensation programs that are consistent with market practices both in terms of value and design, while considering internal value and fit;

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Delivering compensation and performance management programs that focus on connecting rewards and the desired/expected behaviors, actions and results that drive a strong return on investment at the organization level, and striving for clarity and transparency of these programs with the goal of simplifying them where possible;

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Ensuring good governance of compensation programs, with accountability for design and administration held by appropriate internal stakeholders (including input from internal and external experts) and appropriate oversight by the Compensation and Pension Committee and the Board.

From the guiding principles, the following design principles are followed:

•	Performance is a key driver of compensation levels, both on base pay and incentives;

•

Sound performance management processes must be developed in order to provide for effectiveness and consistency in defining expected performance outcomes (as embedded in accountabilities and related goals) and assessing their achievement; and

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Pay at risk, as represented by total cash mix (base salary versus short term and long term target incentives), will be proportional to the job’s level of influence on overall business results. As Postmedia continues to refine its programs, placing greater emphasis on longer term rewards for senior employees, emphasizing rewards which increase shareholder value.

Competitive Benchmarking

No formal competitive benchmarking exercise was performed during Fiscal 2011. However in June 2010 Hugessen was engaged by the Board to provide independent advice on competitive pay information to enable the Board to assess the general competitiveness and reasonableness of NEO compensation. Hugessen was asked at that time to confirm that the compensation arrangements were within market practices and to provide comments on the short term incentive and long term equity compensation policy for the executives.

How Postmedia Makes Executive Compensation Decisions

Our Board makes decisions on each element of compensation as it pertains to salaries, annual bonuses and equity incentive compensation based on recommendations made by the Compensation and Pension Committee for the President and Chief Executive Officer and our other NEOs and approves corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer and our other NEOs. In making recommendations for Board approval, the Compensation and Pension Committee reviews the compensation arrangements for the CEO and for the other NEOs based on competitive benchmarking information presented by Management. As noted above, a comprehensive benchmarking exercise was not conducted in Fiscal 2011.

Executive Compensation Components and Their Objectives

Postmedia’s executive compensation program is comprised of the following compensation components:

•	base salary;

•	annual short term incentives (annual bonuses);

•	long term management incentives, which include stock options and restricted share units (“RSUs”);

•	pension benefits; and

•	perquisites.

The primary objective of our executive compensation program is to attract and motivate key executives to carry out business strategies that are aligned with the creation of shareholder value. The level of compensation paid to each NEO is based on the executive’s qualifications, experience, responsibility and performance.

Salary

Base salary remunerates executives for discharging job requirements. The NEO’s base salary represents a fixed level of cash compensation and it is reviewed annually by the Compensation and Pension Committee with recommendations to the Board for their approval with the goal of ensuring that each NEO is paid fairly, taking into consideration the requirements of the position, the executive’s performance, knowledge, skills, experience and equity with other executives within Postmedia and compared to the external market for competitiveness. The Company’s cash compensation policy targets its base salary compensation for the NEOs at the median level or just above, based on external market considerations, organizational and individual performance.

Annual Short Term Incentive Plan (“STIP”)

The annual short term incentive plan represents variable cash compensation. Short term incentive targets for the NEOs are expressed as a percentage of base salary and are determined based on competitive market practices and the program is designed to attract and motivate executive performance. The Compensation and Pension Committee recommends for approval by the Board, the short term incentive plan design, performance measures, weightings and targets for each fiscal year.

The Company’s cash compensation policy targets short term incentives at median or typical levels for the NEOs with the purpose of being externally competitive while incenting for maximum performance to achieve Company goals.

In designing the plan, the goal is to align the payouts with the business strategy and to motivate plan participants to achieve defined goals. The CEO is eligible for 100% of base salary at target and the other four NEOs are eligible for 50% of base salary at target.

For Fiscal 2011, plan payouts were based upon the level of achievement of targets (established for purposes of the STIP) based on operating profit before amortization and restructuring and other items. The CEO and the CFO were measured 100% against consolidated operating profit before amortization and restructuring and other items(1) (the “Consolidated Operating Target”). The other three NEOs were measured 50% against the Consolidated Operating Target and 50% against similar targets established for their operating units.

The CEO plan has a minimum payout threshold at 80% of target. The payout is capped at 150% when performance reaches 125% of target. Payouts are graduated proportionately for achievements between 80% and 100% and between 100% and 125% of target. At the start of Fiscal 2011, the plan for the other four NEOs was designed so that payments commenced at a threshold achievement of 90% of targets. The plan was capped at a payout of 150% when performance achievement reached 125% of targets.

In April 2011, the plan for the other four NEOs was changed. The minimum payout threshold was reduced from 90% to 85% and the payout percentage was revised to increase payouts below 94% of goal target achievement. This change was necessary in order to preserve the key design elements of the plan design, encouraging key talent retention while driving employee performance.

(1)	Operating profit before amortization and restructuring and other items is a non-GAAP financial measure as described in “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures” in our Management’s Discussion and Analysis which can be found on our website or at www.SEDAR.com.

The Consolidated Operating Target, as described above, established for the STIP for Fiscal 2011 was $226 million, whereas the actual achievement was $201 million. The targets for individual operating units have not been disclosed because disclosure would be detrimental to our competitive position. The level of difficulty in reaching the undisclosed targets is similar to meeting the Consolidated Operating Target.

In determining the payout for the Consolidated Operating Target for Fiscal 2011, the Compensation and Pension Committee exercised discretion to increase the target achievement percentage from 89% up to 89.8%. The reason for this change related to an uncontrollable expense which affected the recorded Consolidated Operating Target. This change increased the financial payout from 21% to 25% of target.

Management presented the recommended payouts identified below to the Compensation and Pension Committee and these recommendations were approved by the Board.

The short term incentive award targets and the payout achievement of these targets in Fiscal 2011 for the NEOs of the Company are as follows:

Participant Name	Fiscal 2011 Target Payout (as a % of base salary)	Fiscal 2011 Target Payout ($)	Fiscal 2011 Actual Payout ($)
Paul Godfrey	100%	950,000	465,500
Douglas Lamb	50%	225,000	131,250	(1)
Gordon Fisher	50%	200,000	72,500
Kevin Bent	50%	187,500	36,094
Malcolm Kirk	50%	187,500	100,313

Note:

(1)	This amount includes a Board approved discretionary bonus of $75,000 to Mr. Lamb.

Long Term Management Incentive Plans

The Company has an Option Plan and an RSU Plan that are intended to, among other things, attract, motivate and retain certain executive officers and other grantees and align their interests with the interests of shareholders. The long term incentive programs are designed to reward performance over a ten year period for the Share Option Plan and are provided to senior leaders in value driven roles and key contributors who are critical to the organization’s future. See “Option Plan” and “RSU Plan”.

The Company did not grant Options or RSUs, both as defined below, to its NEOs in Fiscal 2011, as Options and RSUs were granted to these individuals on July 13, 2010. Any future grants will be discretionary and subject to the approval of the Board. See “Incentive Plan Awards” and “Outstanding Share-Based Awards and Option-Based Awards”. Postmedia may award Options under the Option Plan to its officers, employees or consultants from time to time, based upon the recommendations of the Compensation and Pension Committee.

Benefits and Perquisites

Although not considered a primary element of the Compensation Program, the NEOs are entitled to receive various benefits and perquisites. These include health and dental benefits, short and long term disability benefits, life insurance, car allowances and club memberships, with the provision of a car lease available to the CEO.

Pension Plan

Postmedia maintains a defined benefit pension plan (the “Pension Plan”) for its executives which is the same pension plan offered to a majority of other employees in the Company and does not offer a supplemental executive retirement plan. The benefit formula takes into consideration the member’s pensionable earnings and credited service in the plan along with the maximum Canada Pension Plan levels. The formula is: 1.25% multiplied by the final average earnings up to the average yearly maximum pensionable earnings multiplied by the credited service plus 1.75% multiplied by the final average earnings in excess of the average yearly maximum pensionable earnings multiplied by the credited service. The Pension Plan averages the member’s best five years pensionable earnings during the last ten years prior to retirement or termination.

The maximum pension payable under the Plan is as prescribed by the Income Tax Act. An executive officer contributes to the plan an amount of 2.5% up to the yearly maximum pensionable earnings and 5% thereafter.

The Pension Plan also provides for an early retirement subsidy for the executive officers and all participants who take early retirement following the attainment of both age 62 and 10 years of continuous service. A participant retiring after attaining age 55 but before age 62 with 10 or more years of continuous years of service may elect to receive an unreduced deferred retirement income payable at age 62. For a participant retiring after age 55 but before age 62 with less than 10 years of continuous employment, the pension is reduced by a factor of one-third of 1% for each complete month by which the early retirement date precedes the normal retirement date.

Messrs. Bent and Kirk participate in the defined benefit pension plan. Mr. Godfrey is not eligible to participate in the Plan due to his having exceeded the maximum age reached to be eligible to participate in the Plan and Mr. Fisher is in receipt of the pension benefit under the Plan. Mr. Lamb has not elected to participate in the Plan.

Defined Benefit Plan Table as of August 31, 2011

Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Accrued Obligation at the Beginning of the Year ($)	Compensatory Change ($)	Non- Compensatory Change ($)	Accrued Obligation at the End of the Year($)
		At Year End	At Age 65
Paul Godfrey	—	—	—	—	—	—	—
Douglas Lamb	—	—	—	—	—	—	—
Kevin Bent	13.0	49,500	106,900	284,000	4,800	30,700	319,500
Gordon Fisher (1)	21.3	52,600	52,600	703,600	—	(22,600)	681,000
Malcolm Kirk	3.7	16,800	115,800	66,400	3,900	6,500	76,800

Note:

(1)	Mr. Fisher is currently receiving annual benefits under this plan of $52,600 based on an election of joint and survivor pension and credited service of 21.3 years at attainment of the pension benefit.

Summary Compensation Table

The following table summarizes the annual compensation for services to Postmedia in respect of its NEOs for Fiscal 2011.

Name and Principal Position	Fiscal Year	Salary ($)		Share- Based Awards(1) ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value(2) ($)	All Other Compensation(3) ($)		Total Compensation ($)
						Annual Incentive Plans	Long- Term Incentive Plans
Paul Godfrey President and Chief Executive Officer	2011	950,000		—	—	465,500	—	—	170,525	(5)	1,586,025

Douglas Lamb Executive Vice President and Chief Financial Officer	2011	452,207	(4)	—	—	131,250	—	—	—		583,457

Kevin Bent President and Publisher, Pacific Newspaper Group and Executive Vice President Western Canada	2011	380,860	(4)	—	—	36,094	—	4,800	—		421,754

Gordon Fisher President, National Post and Executive Vice President Eastern Canada	2011	400,000		—	—	72,500	—	52,600	388,642	(6)	913,742

Malcolm Kirk Executive Vice President, Digital Media	2011	385,243	(4)	—	—	100,313	—	3,900	208,655	(7)	698,111

Notes:

(1)	The Company did not grant any share based awards or option based awards during Fiscal 2011.
(2)	Refer to the “Pension Plan – Defined Benefit Plan table” for additional details.
(3)	The value of perquisites and benefits for the NEOs, other than Messrs. Godfrey, Fisher and Kirk, do not exceed either $50,000 or 10% of the NEOs annual salary, and are therefore not included in All Other Compensation.
(4)	The base salaries of Messrs. Lamb, Bent and Kirk are $450,000, $375,000 and $375,000, respectively. The salaries reported in this table include a payment for a retroactive salary increase for the period ending August 31, 2010.
(5)	This amount includes entertainment expenses totaling $107,474.
(6)	This amount includes a discretionary retention bonus of $366,000. The Company may consider similar payments over the next two years subject to board approval.
(7)	This amount includes $194,255 for relocation and moving costs.

Incentive Plan Awards

Option Plan

The Option Plan is intended to assist Postmedia in attracting, motivating and retaining officers and employees by granting the right to purchase Shares, as applicable, under the Option Plan (“Options”), in order to allow them to participate in the long-term success of Postmedia and to promote a greater alignment of their interests with the interests of the shareholders of Postmedia.

Under the Option Plan, Options may be granted to participants in respect of unissued Shares. Participants are current full-time or part-time officers, employees or consultants of Postmedia or certain related entities (herein referred to as “Participants”). The Option Plan is administered by the Board or a committee thereof (the “Plan Administrator”). In administering the Option Plan, the Plan Administrator may determine, among other things, Participants to whom Options are granted and the amounts, terms and conditions relating to Options, including the exercise price, and the time(s) when and circumstances under which Options become exercisable.

The maximum number of Shares that may be reserved for issuance at any time for the exercise of Options under the Option Plan is 3,000,000 Shares or 7.44% of the total number of Shares issued and outstanding. As of August 31, 2011, 1,880,000 Options, including 600,000 tandem Options/RSUs, or 62.67% of the number of Options that are reserved for issuance, have been granted under the Option Plan, representing 4.67% of the total number of Shares issued and outstanding. Therefore, there are currently 1,120,000 Options available to be granted under the Option Plan representing a maximum of 2.78% of the total number of Shares issued and outstanding. All Options will have a fixed exercise price, which shall not be less than the fair market value at the date of grant, being the volume-weighted average trading price of the applicable Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding such date, or if the Shares are not listed and posted for trading on any stock exchange, the fair market value of the Shares as determined by the Board in its sole discretion (“Fair Market Value”). At the election of a Participant, in lieu of exercising an Option a Participant may instead choose to surrender such Option, in whole or in part, in consideration of (i) the difference between the Fair Market Value on the date of exercise of the Shares subject to the Option and the exercise price for such Option (the “Option Value”) in the form of Shares, or (ii) the Option Value in the form of cash, subject to the consent of Postmedia. The term of any Option shall expire on the tenth anniversary of the date of grant, unless otherwise specified by the Plan Administrator at the time of grant, subject to extension of up to ten business days in the event the expiration of an Option would otherwise occur during or within two business days after the end of a Blackout Period (as such term is defined in the Option Plan). Options (including the rights attached thereto) are non-assignable and non-transferable except through devolution by death. The terms and conditions of Options granted under the Option Plan are subject to adjustments in certain circumstances, in the discretion of the Plan Administrator.

The Option Plan limits insider participation such that (i) the number of Shares issuable pursuant to the exercise of Options granted to insiders (as such term is used in the TSX Company Manual) of Postmedia under the Option Plan, together with the number of securities issuable to insiders under Postmedia’s other security based compensation arrangements (as such term is used in the TSX Company Manual), at any time, must not exceed 10% of Postmedia’s issued and outstanding Shares, and (ii) the number of Shares issued to insiders of Postmedia within any one year period pursuant to the exercise of Options, together with the number of securities issued to insiders pursuant to all of Postmedia’s other security based compensation arrangements, shall not exceed 10% of Postmedia’s issued and outstanding Shares.

Under the Option Plan, in the case of the death of a Participant, all outstanding unvested Options granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is one year following the date of death of such Participant; or (ii) the date on which the exercise period of the particular Option expires. In the case of Incapacity (as such term is defined in the Option Plan), all outstanding unvested Options granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including the date on which the particular Option expires. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested Options granted to such Participant immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date on which the exercise period of the particular Option expires; or (ii) the date that is 90 days following the date of resignation. In the case of Retirement (as such term is defined in the Option Plan) of a Participant, all outstanding unvested Options granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such Options once vested at any time up to and including (but not after) the earlier of the last business day on or prior to: (i) the date that is three years following the date of Retirement; or (ii) the date on which the exercise period of the particular Option expires, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested Options as at the date of Retirement at any time up to and including (but not after) the earlier of the last Business Day on or prior to: (x) the date that is three years following the date of Retirement; or (y) the date on which the exercise period of the particular Option expires. Where a Participant’s employment terminates by reason of termination without Cause (as such term is defined in the Option Plan), unless otherwise determined by the Plan Administrator, all outstanding and unvested Options granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested Options at any time up to and including (but not after) the earlier of: (i) the date on which the exercise period of the particular Option expires; and (ii) the date that is 90 days after the Termination Date (as such term is defined in the Option Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any Options held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of an Option in accordance with the terms thereof, a Change of Control (as such term is defined in the Option Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as such term is defined in the Option Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the Option Plan), the Participant’s Options become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding Options shall be replaced with similar options of the entity resulting from the transaction on substantially the same terms and conditions as the Options, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Plan Administrator may, in its sole discretion, accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the change in control. In the event the Plan Administrator accelerates the vesting of any outstanding Options (i) provided at least 10 days’ notice has been provided to an Optionee, all vested Options, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control, and (ii) if, for any reason, the transaction that would result in a Change of Control is not completed, the Plan Administrator may cause the acceleration of exercise periods of any Options or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of Options to be retracted and the vesting of such Options to revert to the manner provided in the applicable Option agreement, unless such Options have already been exercised.

The Board may amend the Option Plan without shareholder approval in certain instances, including, without limitation: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the plan; (iii) to amend the vesting provisions of Options; (iv) to change the termination provisions of Options or the plan that does not entail an extension beyond the original expiry date; or (v) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment may be made without the consent of each affected optionee if such amendment would adversely affect the rights of such affected optionee for Options previously granted. Shareholder approval will be required for any amendment to the Option Plan to: (a) reduce the exercise price; (b) extend the term of Options (other than as set out in the Option Plan); (c) increase the maximum number of Shares which may be issued under the Option Plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (d) remove or exceed the insider participation limit; and (e) amend the amendment provisions of the Option Plan.

On July 12, 2011, the Option Plan was amended to include the definition of “consultant” and to clarify that personal holding corporations of participants are entitled to receive Options pursuant to the Option Plan.

On October 27, 2011, the Option Plan was amended to revise the definition of “Fair Market Value”. The definition now means the volume-weighted average closing price of the applicable Shares, as defined in the Option Plan, on the Toronto Stock Exchange for the five trading days in which Shares have actually traded immediately preceding such date. The Option Plan does not require shareholder approval for this amendment.

RSU Plan

The RSU Plan provides for the grant of the right to acquire any number of fully paid and non-assessable Shares, as applicable, in accordance with the terms of the RSU Plan (“RSUs”) to Participants, being current part-time or full-time officers, employees or consultants of Postmedia or certain related entities. The maximum aggregate number of Shares issuable pursuant to RSUs outstanding at any time under the RSU Plan shall not exceed 600,000 Shares. Effective July 13, 2010, Postmedia granted 600,000 RSUs to Mr. Godfrey as part of the tandem Options/RSUs (“Tandem Award”) described under “Employment Agreements - President and Chief Executive Officer” and, as a result, there are currently no RSUs available to be granted under the RSU Plan.

The RSU Plan is administered by the Board. In administering the RSU Plan, the Board may determine, among other things, Participants to whom RSUs are granted and the amounts, terms and vesting dates of RSUs. Each RSU will be settled for one Share, without payment of additional consideration, after such RSU has vested; however, at any time, a Participant may request in writing, upon exercising vested RSUs, subject to the consent of Postmedia, that Postmedia pay an amount in cash equal to the aggregate current Fair Market Value of the Shares on the date of such exercise in consideration for the surrender by the Participant to Postmedia of the rights to receive Shares under such RSUs. The Board may in its sole discretion accelerate the vesting date for all or any RSUs for any Participant at any time and from time to time. RSUs are non-transferable. The terms and conditions of RSUs granted under the RSU Plan will be subject to adjustments in certain circumstances, in the discretion of the Board.

The RSU Plan limits insider participation such that: (i) the number of Shares issuable to insiders (as such term is used in the TSX Company Manual) at any time, under all security based compensation arrangements (as such term is used in the TSX Company Manual) of Postmedia, shall not exceed 10% of the number of Shares issued and outstanding from time to time; and (ii) the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements of Postmedia, shall not exceed 10% of the number of Shares issued and outstanding from time to time.

Under the RSU Plan, in the case of the death of a Participant, all outstanding unvested RSUs granted to such Participant shall immediately and automatically be deemed to be vested and the legal representatives of such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is one year following the date of death of such Participant. In the case of Incapacity (as such term is defined in the RSU Plan), all outstanding unvested RSUs granted to such Participant continue to vest and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time. In the case of resignation or cessation of office or employment of the Participant with the prior written consent of Postmedia, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. Such Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the last business day on or prior to the date that is 90 days following the date of resignation. In the case of Retirement (as such term is defined in the RSU Plan) of a Participant, all outstanding unvested RSUs granted to such Participant shall not terminate but shall continue to vest in accordance with their terms and the Participant shall have the right to exercise part or all of such RSUs once vested at any time up to and including (but not after) the last business day on or prior to the date that is three years following the date of Retirement, and the Participant shall have the right to exercise part or all of the Participant’s outstanding and vested RSUs as at the date of Retirement at any time up to and including (but not after) the last Business Day on or prior to the date that is three years following the date of Retirement. Where a Participant’s employment terminates by reason of termination without Cause (as such term is defined in the RSU Plan), unless otherwise determined by the Board, all outstanding and unvested RSUs granted to such Participant will immediately and automatically terminate provided that, the Board may, but is not obligated to, allow a portion or all of the unvested RSUs to have an extended time period by which such RSUs may remain in effect and shall not automatically terminate. The Participant will have the right to exercise part or all of the Participant’s outstanding and vested RSUs at any time up to and including (but not after) the date that is 90 days after the Termination Date (as such term is defined in the RSU Plan). Where a Participant’s employment is terminated by Postmedia or certain related entities for Cause, then any RSUs held by such Participant, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

If, before the expiry of a RSU in accordance with the terms thereof, a Change of Control (as such term is defined in the RSU Plan) occurs and a Participant ceases to be an employee of Postmedia or certain related entities by reason of termination: (i) by Postmedia or a related entity or by the entity that has entered into a valid and binding agreement with Postmedia and/or its affiliates to effect the Change of Control at any time after such agreement is entered into or during the Control Period (as such term is defined in the RSU Plan) and such termination was for any reason other than for Cause; or (ii) by the Participant within sixty days after an act of Constructive Dismissal (as such term is defined in the RSU Plan), the Participant’s RSUs become fully vested and may be exercised or surrendered by the Participant at any time within 120 days of the Participant’s Termination Date. In the event of a Change of Control, all outstanding RSUs shall be replaced with similar restricted share units of the entity resulting from the transaction on substantially the same terms and conditions as the RSU Plan, unless such replacement is not possible, practical or advisable, as the Board may, in its sole discretion, determine. If such determination is made that replacement is not possible, practical or advisable, the Board may, in its sole discretion, accelerate the vesting of any or all outstanding RSUs to provide that such outstanding RSUs shall be fully vested and conditionally exercisable upon (or prior to) the completion of the transaction resulting in the Change of Control. In the event the Board accelerates the vesting of any outstanding RSUs (i) provided at least 10 days’ notice has been provided to a Participant, all vested RSUs, unless exercised prior to or at the time of the Change of Control, will expire and be of no further force or effect upon completion of the Change of Control, and (ii) if, for any reason, the transaction that would result in a Change of Control is not completed, the Board may cause the acceleration of exercise periods of any RSUs or acceleration of the time for the fulfillment of any conditions or restrictions on such exercise of RSUs to be retracted and the vesting of such RSUs to revert to the manner provided in the applicable RSU agreement, unless such RSUs have already been exercised.

The Board may amend the RSU Plan without shareholder approval in certain instances, including, but not limited to: (i) for the purpose of making formal, minor or technical modifications to any of the provisions of the Plan, including amendments of a “housekeeping” nature; (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the plan; (iii) to amend the vesting, redemption or payment provisions of the plan or any RSUs; (iv) to change the termination provisions of RSUs or the plan that does not entail an extension beyond the original expiry date; (v) to facilitate a cash payment; or (vi) any other amendment that does not require shareholder approval under applicable laws or the applicable rules of the TSX, provided that no such amendment of the plan may be made without the consent of each affected Participant if such amendment would adversely affect the rights of such affected Participant for RSUs previously granted. Shareholder approval will be required for any amendment to the RSU Plan to: (a) extend the term of RSUs; (b) increase the maximum number of Shares which may be issued under the plan, subject to certain exceptions in connection with a reorganization or other event affecting the capital of Postmedia; (c) remove or exceed the insider participation limit; and (d) amend the amendment provisions of the plan.

On October 27, 2011, the RSU Plan was amended to revise the definition of “Fair Market Value”. The definition now means the volume-weighted average closing price of the applicable Shares, as defined in the RSU Plan, on the Toronto Stock Exchange for the five trading days in which Shares have actually traded immediately preceding such date. The RSU Plan does not require shareholder approval for this amendment.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth information related to Options held by the CEO, CFO and NEOs for Fiscal 2011:

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)(6) (#)		Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In- the-Money Options (3) ($)	Number of Shares that have not Vested (#)		Market or Payout Value of Share- based Awards that have not Vested ($)

Paul Godfrey	400,000	(2)	9.85	July 13, 2020	1,040,000	360,000	(4)	4,482,000	(5)
Douglas Lamb	200,000		9.85	July 13, 2020	520,000	—		—
Kevin Bent	200,000		9.85	July 13, 2020	520,000	—		—
Gordon Fisher	200,000		9.85	July 13, 2020	520,000	—		—
Malcolm Kirk	200,000		9.85	July 13, 2020	1,230,000	—		—

Notes:

(1)	Includes both vested and unvested Options which were granted on July 13, 2010.
(2)	Does not include Mr. Godfrey’s Tandem Award, which has been reflected in the share-based awards column and is described in notes 4 and 5 below.
(3)	This column contains the aggregate value of the in-the-money vested and unvested unexercised Options as of August 31, 2011, computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding August 31, 2011, of $12.45 for the Voting Shares and $16.00 for the Variable Voting Shares. All NEOs hold Options exercisable for Voting Shares except for Mr. Kirk, who holds Options exercisable for Variable Voting Shares. The gain has not, and may never be realized. The Options have not been and may never be exercised and actual gains, if any, on exercise will depend on the value of the Voting Shares or Variable Voting Shares on the date of such exercise.
(4)	This represents Mr. Godfrey’s Tandem Award, with the assumption that Mr. Godfrey would exercise his RSUs under the Tandem Award. The Tandem Award is further described in “Employment Agreements – President and Chief Executive Officer”.
(5)	The weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2011, of $12.45 for the Voting Shares was used to value Mr. Godfrey’s Tandem Award.

(6)	The class of Shares that underlie a particular Option is determined based on the citizenship for the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of their Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of their Option. The Options held by Messrs. Godfrey, Lamb, Bent and Fisher are exercisable for Voting Shares, while the Options held by Mr. Kirk are exercisable for Variable Voting Shares.

Value Vested or Earned During the Year

The following table summarizes the value of Options that would have been realized by each NEO during Fiscal 2011 if the Options that vested in Fiscal 2011 had been exercised on their vesting date of July 13, 2011.

Name	Option- Based Awards – Value Vested During the Year ($)(1)	Share- Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(3)

Paul Godfrey	437,600	1,838,400	465,500
Douglas Lamb	218,800	—	131,250
Kevin Bent	218,800	—	36,094
Gordon Fisher	218,800	—	72,500
Malcolm Kirk	242,000	—	100,313

Notes:

(1)	One-fifth of the Options granted in 2010 vested on July 13, 2011. The value of the Options granted which vested in Fiscal 2011 were computed using the weighted average share price for the five trading days in which Shares have actually traded immediately preceding July 13, 2011 of $15.32 for the Voting Shares and $15.90 for the Variable Voting Shares.
(2)	One-fifth of the Tandem Award granted in 2010 vested on July 13, 2011. The value of the Tandem Award which vested in Fiscal 2011 was computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding July 13, 2011 of $15.32 for the Voting Shares. Mr. Godfrey has not yet exercised either the vested Options or vested RSUs associated with this Tandem Award and for purposes of this disclosure we have assumed Mr. Godfrey will exercise the RSUs. The Options associated with this Tandem Award will expire upon the tenth anniversary of the exercise date, and the RSUs will not expire. There are no exercise prices for RSUs issued under the RSU Plan.
(3)	These amounts are also shown in the Summary Compensation Table under “Non-Equity Incentive Plan Compensation”.

Employment Agreements

President and Chief Executive Officer

On July 13, 2010, Mr. Godfrey entered into an employment agreement with Postmedia Network Inc. with an expiry date of August 31, 2014. The employment agreement for Mr. Godfrey provides him with an annual base salary of $950,000 and an annual cash incentive target opportunity of 100% of his base salary, based on full achievement of the annual plan target as fixed by the Board, with enhanced eligibility for up to an additional 50% of Mr. Godfrey’s base salary, based on exceeding the plan target fixed by the Board by 20% or more (together with prorated amounts for achieving between 80% and 120% of the annual plan target). Pursuant to the terms of the agreement, Mr. Godfrey subscribed for $1 million of Voting Shares at a price of $9.26 per share (which shares are currently held in a trust for the benefit of certain members of Mr. Godfrey’s family). In addition, Mr. Godfrey received Options (as defined under “Option Plan”) to acquire 400,000 Voting Shares exercisable at a price of $9.85 per share and a grant of an additional 600,000 tandem Options/RSUs (an “RSU” defined under “RSU Plan”). These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. Upon the exercise of an Option, Mr. Godfrey will, upon payment of the exercise price, receive one Share in accordance with the terms of the Option Plan. Upon exercise of an RSU, Mr. Godfrey will receive one Share without payment of additional consideration, however Mr. Godfrey may request in writing upon exercising his vested RSUs, subject to the consent of Postmedia, to receive the Fair Market Value of the Shares in cash in accordance with the terms of the RSU Plan. In no event will Mr. Godfrey receive more than 600,000 share entitlements (either in the form of Shares or the value of a Share, as applicable) in respect of the Tandem Award. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of the employment agreement.

Mr. Godfrey is entitled to receive various employee benefits and perquisites. The employment agreement provides that if Mr. Godfrey’s position is terminated without cause by Postmedia Network Inc. or by Mr. Godfrey for good reason, Mr. Godfrey will be paid an amount equal to the base salary that would have been payable to him until the expiry of the term of his employment agreement as if it had not been terminated. Mr. Godfrey’s termination clause also provides for an amount equal to the average of annual cash incentive bonuses paid to Mr. Godfrey for each fiscal year of Postmedia Network Inc. during which Mr. Godfrey was employed with Postmedia Network Inc. prorated for any partial year to the expiry of the term, together with continuation of benefits, perquisites and allowances to which Mr. Godfrey was entitled at the date of termination for the same period. In the event of a termination of Mr. Godfrey’s employment by reason of incapacity, Mr. Godfrey is entitled to the base salary and benefits, perquisites and allowances to which he was entitled at the date of termination to the end of the term. Mr. Godfrey’s employment agreement also includes non-competition and non-solicitation covenants effective during the term of employment and post-termination (until the later of 12 months following termination and the entirety of the term of the agreement) in favour of Postmedia Network Inc. The agreement provides that Mr. Godfrey’s position is intended to be full-time and exclusive, subject only to the reasonable fulfillment of his responsibilities in connection with his other positions as approved by Postmedia Network Inc. from time to time. Mr. Godfrey is not eligible for any pension and/or post retirement income from Postmedia Network Inc.

Other Executive Employment Agreements

The employment agreements for each of Messrs. Bent, Fisher, Kirk and Lamb (each, an “Executive”) provide each such Executive with an initial annual base salary ranging from $375,000 to $450,000, subject to annual review by Postmedia Network Inc., and each Executive is eligible for an annual cash incentive target opportunity of 50% of such Executive’s base salary, with an opportunity to achieve up to 75% if financial performance is 125% of budget. The awarding of incentives will be based on the financial performance of Postmedia Network Inc. Each of the Executives is eligible to participate in the Option Plan and is entitled to receive various employee benefits and perquisites. See “Incentive Plan Awards”. Pursuant to the terms of each Executive’s employment agreement, each such Executive has exercised his right to subscribe for $200,000 of Shares (and, in the case of Mr. Fisher, $500,000) at a price of $9.26 per share. With the exception of Mr. Lamb’s employment agreement, the employment agreements provide that, if the Executive’s position is terminated without cause by Postmedia Network Inc., he will be paid a lump sum severance payment equivalent to (a) one month’s base salary for each year of service he has completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months), and (b) one month of the Executive’s average annual bonus for each full year of service that he has completed on behalf of Postmedia Network Inc. or any predecessor entity (with a minimum of 18 months up to a maximum of 24 months). Mr. Lamb’s employment agreement provides that if his position is terminated without cause by Postmedia Network Inc. or due to a change in control, he will be paid a lump sum severance payment equivalent to one and a half times his base salary plus bonus and car allowance, with a minimum payment of $1,034,100. Mr. Lamb will also continue to receive benefits for a period of 18 months. The Executives’ employment agreements also include non-competition and non-solicitation covenants in favor of Postmedia Network Inc. effective during the term of employment and for a minimum of six months following termination, in the case of the non-competition covenant, and a period of twelve months following termination, in the case of the non-solicitation covenant.

Termination and Change of Control Benefits

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause and termination due to incapacity. The payments are calculated as at August 31, 2011.

Name	Compensation Component	Estimated Incremental Payments For Termination Without Cause ($)	Estimated Incremental Payments Due To Incapacity ($)

Paul Godfrey (1)(6)	Base Salary	2,850,000	2,850,000
	STIP	2,122,500	—
	Unvested Tandem Award	4,482,000	4,482,000
	Unvested Options	624,000	624,000
	Continuation of Benefits	550,415	550,415

		10,628,915	8,506,415

Doug Lamb (2)	Base Salary	1,034,100	—
	Unvested Options	—	312,000
	Continuation of Benefits	14,981	—

		1,049,081	312,000

Kevin Bent (3)	Base Salary	562,500	—
	Unvested Options	—	312,000
	STIP	170,222	—

		732,722	312,000

Gordon Fisher (4)	Base Salary	800,000	—
	Unvested Options	—	312,000
	STIP	266,698	—

		1,066,698	312,000

Malcolm Kirk (5)	Base Salary	687,500	—
	Unvested Options	—	—
	STIP	238,609	—

		926,109	—

Notes:

(1)	Mr. Godfrey will receive payments upon termination of his employment contract without cause, or for good reason, which will equal the amount of his base salary and STIP that would have been payable to the expiry of his employment contract. These amounts will be prorated until the expiry of the term as if the employment contract had not been terminated. The STIP amount is based on an average of the amount received for Fiscal 2011 and bonus at target. Mr. Godfrey will also continue to receive the same benefits, including all perquisites, until the expiry of his employment contract. Mr. Godfrey will not be entitled to any additional stock Options or RSUs after his termination date, but all existing stock Options and his Tandem Award will continue to vest in accordance with the provisions of the relevant plan. The Company has calculated the value of the unvested Tandem Award, based on the assumption Mr. Godfrey would exercise RSUs as his Tandem Award vests. The unvested RSUs as at August 31, 2011 totalled 360,000. For purposes of computing the value of the Tandem Award and the Options under the Option Plan, the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2011 of $12.45 for the Voting Shares was used. Using a value for a Voting Share of $12.45, the value of Mr. Godfrey’s vested Tandem Award (which amount is not reflected in the above table) would be $2,988,000. Using a value for a Voting Share of $12.45 the value of Mr. Godfrey’s vested Options (which amount is not reflected in the above table), if exercised, would be $416,000.
(2)	Mr. Lamb will receive a lump sum payment upon termination of his employment contract without cause and will continue to receive benefits for 18 months after the termination date. The lump sum payment will be equal to the greater of: (a) $1,034,100 and (b) 1.5 times the sum of his annual base salary, his average annual incentive bonus and his car allowance. As at August 31, 2011, Mr. Lamb would receive the $1,034,100 lump sum severance payment. In the event of the termination of Mr. Lamb’s employment contract due to a change in control, Mr. Lamb will be entitled to the same payments as he would be entitled to receive in respect of a termination without cause as described above. Under the Option Plan, all of Mr. Lamb’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $12.45 at August 31, 2011, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be $208,000. If Mr. Lamb’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the table), using a value of $12.45, would be $312,000.

(3)	Mr. Bent will receive a lump sum payment upon termination of his employment contract without cause. Mr. Bent’s lump sum payment is equal to one month of base salary for each full year of service (with a minimum of 18 months to a maximum of 24 months) plus one month of the average bonus for each full year of service (with a minimum of 18 months to a maximum of 24 months) (such bonus to be calculated on the average of the annual performance bonuses paid or payable for the past two fiscal years). As of August 31, 2011, Mr. Bent will receive 18 months based on the number of years of service he has provided to the Company and the Company’s predecessor. Under the Option Plan, all of Mr. Bent’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $12.45 at August 31, 2011, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be $208,000. If Mr. Bent’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the above table), using a value of $12.45, would be $312,000.
(4)	Mr. Fisher will receive a lump sum payment upon termination of this employment contract without cause. Mr. Fisher’s lump sum payment is equal to one month of base salary for each full year of service to a maximum of 24 months plus one month of the average bonus for each full year of service to a maximum of 24 months (such bonus payment to be calculated on the average of the annual performance bonuses paid or payable for the past two fiscal years). As of August 31, 2011, Mr. Fisher will receive 24 months based on the number of years of service he has provided to the Company and the Company’s predecessor. Under the Option Plan, all of Mr. Fisher’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Voting Share of $12.45 at August 31, 2011, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be $208,000. If Mr. Fisher’s employment contract is terminated due to incapacity, his unvested Options under the Option Plan will continue to vest. The value of these unvested Options (which amount is reflected in the above table), using a value of $12.45, would be $312,000.
(5)	Mr. Kirk will receive a lump sum payment upon termination of his employment contract without cause. Mr. Kirk’s lump sum payment is equal to one month of base salary for each full year of service (with a minimum of 18 months to a maximum of 24 months) plus one month of the average bonus for each full year of service (with a minimum of 18 months to a maximum of 24 months) (such bonus to be calculated on the average of the annual performance bonuses paid or payable for the past two fiscal years. As of August 31, 2011, Mr. Kirk will receive 22 months based on the number of years of service he has provided to the Company and the Company’s predecessor. Under the Option Plan, all of Mr. Kirk’s vested Options will continue to be available to be exercised upon termination of his employment contract. Using a value of a Variable Voting Share of $16.00 at August 31, 2011, the value of the vested Options (which amount is not reflected in the above table), if exercised, would be $492,000. Mr. Kirk’s employment ended on November 7, 2011 and, as a result, he is entitled to the incremental payments described in the table above.
(6)	Mr. Godfrey will receive payments upon termination of his employment contract due to incapacity which will equal the amount of his base salary that would have been payable to the expiry of his employment contract. These amounts will be prorated until the expiry of the term as if the employment contract had not been terminated. Mr. Godfrey will also continue to receive benefits until the expiry of his employment contract. Mr. Godfrey’s Tandem Award and Options under the Option Plan will also continue to vest as described in note 1 above.

Except for those payments to Mr. Lamb described in note 2 above and the ability of the Board, at its discretion, to accelerate the vesting of unvested Options and unvested RSUs, no incremental payments to the NEOs are triggered upon a change in control of the Company.

Director Compensation

Annual fees

The compensation of any director of Postmedia (other than any members of management who receive no compensation for serving on the Board) has been structured so that at least one-half of such compensation is equity-based, with vesting subject to specified criteria. The chairman of the Board receives an annual fee of $270,000. A director who serves as the chair of the Audit Committee or the Compensation and Pension Committee receives an annual fee of $170,000 and a director who serves as the chair of any other committee receives an annual fee of $150,000. Each director who is not the chair of the Board or the chair of a committee of the Board is entitled to be paid an annual fee of $120,000, and each director who is not the Chair of the Board receives an additional fee of $10,000 in respect of each Board committee on which the director serves but does not chair. Directors do not receive a fee for each meeting attended unless it is determined by the Board that an extraordinary number of meetings are being held. Annual fees for all of the directors are paid 50% (or at the election of a particular director, a greater percentage) in the form of a grant of DSUs (as defined below) and the balance in cash. For any director who was appointed prior to, or within 90 days following, the acquisition date of July 13, 2010, and Hugh F. Dow (the “Initial Directors”), the first three years of DSUs, representing 50% of the annual fees, have been granted as of July 13, 2010 and will vest in three equal installments over three years in advance of each such year. Due to the extensive work that was required to be performed by the Initial

Directors in Postmedia’s first fiscal year, these directors received one year’s additional remuneration in the form of DSUs, which will vest in three equal installments over three years, in advance of each such year, and be subject to a performance threshold based on Postmedia achieving a specified EBITDA threshold (such threshold equal to the Company achieving a consolidated operating profit before amortization and restructuring and other items of $220.1 million in any one fiscal year on or before the year ended August 31, 2013). DSUs totaling 484,137 (inclusive of the 100,000 granted to John Paton as described in the table included in the “DSU Plan” below) have been granted under the DSU Plan, with the Value of a Share (as such term is defined in the DSU Plan) used to determine the number of DSUs granted being $9.85. During Fiscal 2011, the Corporation paid $566,667 in cash payments to its directors and issued 82,107 DSU’s in compensation (as described in the Director Compensation Table below) to its directors.

Director Compensation Table

The following table describes the compensation that was paid by the Corporation to its non-employee directors during the year ended August 31, 2011. Some directors elected to receive all of their cash compensation in DSUs. Mr. Godfrey does not receive any compensation for serving as a director of the Corporation. His compensation for serving as President and Chief Executive Officer is included under the Summary Compensation Table. The total compensation received by the Corporation’s non-employee directors in Fiscal 2011 was approximately $1.5 million.

Name	Fees earned(1) ($)	Fees granted in DSUs ($)		All Other Compensation ($)		Total ($)

Ronald W. Osborne	135,000	—		—		135,000
Charlotte Burke(2)	70,000	350,000	(5)	—		420,000
Hugh F. Dow(2)	46,667	350,000	(5)	—		396,667
David Emerson	70,000	—		—		70,000
John Paton	65,000	—		150,000	(6)	215,000
Graham Savage	90,000	—		—		90,000
Steven Shapiro(3)	—	48,750	(4)	—		48,750
Peter Sharpe(3)	—	60,000	(4)	—		60,000
Robert Steacy	90,000	—		—		90,000

Notes:

(1)	Fees earned consist only of those fees paid in cash for the year ended August 31, 2011 and represent 50% of the annual fees. 50% of the annual fees paid to directors are paid in the form of DSUs. For all directors, the first three years of DSUs, representing 50% of the annual fees, will vest in three equal instalments over three years in advance of each such year (the “Initial Grant”). In anticipation of the extensive work that was performed by the directors in the Corporation’s first fiscal year, these directors have received one year’s additional remuneration in the form of DSUs (the “Additional DSUs”), which will vest on the same basis as the Initial Grant, but they are subject to a performance threshold. See “Director Compensation – Annual fees” and “DSU Plan”.
(2)	Mr. Dow joined the Board in the second quarter of Fiscal 2011 and Ms. Burke joined the Board in the first quarter of Fiscal 2011. Upon joining the Board, Mr. Dow and Ms. Burke each received 35,533 DSUs. These DSUs consist of the Initial Grant and Additional DSUs described in (1) above.
(3)	Mr. Shapiro and Mr. Sharpe have elected to receive their annual fees in DSUs, which vest on the date of grant. Mr. Shapiro and Mr. Sharpe were not issued any DSUs for the three months ended August 31, 2011 due to a Blackout Period which was in effect.

(4)	Represents the grant date fair value of the awards of DSUs to each of the directors. The grant date fair value has been calculated using the price of the Shares on the date of grant, as determined by the Board, in accordance with Section 3870 of the CICA Handbook. This method was chosen because it provides the most accurate representation of fair value on the grant date.
(5)	Represents the Initial DSUs and Additional DSUs granted to Mr. Dow and Ms. Burke during Fiscal 2011, described in (2) above. For purposes of determining the fair value of the Additional DSUs the Corporation has assumed the performance criteria will be satisfied. These DSUs have not all vested as of August 31, 2011; please see the “DSU Plan”.
(6)	Represents Mr. Paton’s annual consulting fee of $150,000.

DSU Plan

Postmedia has adopted the DSU Plan for the benefit of its non-employee directors. Under the DSU Plan, non-employee directors of Postmedia are required to elect to receive at least 50% (and may elect to receive up to 100%) of their annual fees satisfied in the form of DSUs, and may receive additional grants of DSUs under the DSU Plan from time to time in accordance with the terms of the DSU Plan. The number of DSUs to be credited to a director will be calculated, on the date that fees are payable to such director, by dividing the dollar amount elected by such director in respect of such fees by the Value of a Share (as such term is defined in the DSU Plan) on such date. The vesting conditions (which may include time restrictions, performance conditions or a combination of both) of each DSU granted under the DSU Plan, will be determined by the Board, and on redemption (which would occur after the holder of the DSUs ceases to serve as a director and is not otherwise employed by Postmedia) DSUs will be paid out in cash. The DSUs are generally non-transferrable. Whenever cash dividends or distributions are paid on the Shares, additional DSUs will be credited to directors. The Board may discontinue the DSU Plan at any time or, subject to certain exceptions set out in the DSU Plan, may amend the DSU Plan at any time.

On October 27, 2011, the DSU Plan was amended to revise the definition of the “Value of a Share”. The definition now means the volume-weighted average closing price of the Class C Voting Shares, as defined in the DSU Plan, on the Toronto Stock Exchange for the five trading days in which Shares have actually traded.

The table below sets forth information related to DSUs held by Postmedia’s directors as at August 31, 2011:

		Vesting conditions (1)	# of DSUs granted	# of DSUs that vested during the year (3)	Value of DSUs vested during the year ($) (4)	# of DSUs that were vested as of the end of the year (3)	Value of DSUs vested as of the end of the year ($)(4)

Ronald W. Osborne	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	41,117	13,706	170,640	27,412	341,279
		Performance	27,411	9,137	113,756	18,274	227,511
Charlotte Burke	2011	No criteria	21,320	7,106	88,470	14,212	176,939
		Performance	14,213	4,738	58,988	9,476	117,976
	2010	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
Hugh F. Dow	2011	No criteria	21,320	7,106	88,470	14,212	176,939
		Performance	14,213	4,738	58,988	9,476	117,976
	2010	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
David Emerson	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	21,320	7,106	88,470	14,212	176,939
		Performance	14,213	4,738	58,988	9,476	117,976
John Paton		No criteria	—	—	—	—	—
	2011	Market	—	—	—	—	—
		Performance	—	—	—	—	—
		No criteria	19,797	6,599	82,158	13,198	164,315
	2010	Market (2)	100,000	33,333	414,996	66,666	829,992
		Performance	13,198	4,400	54,780	8,800	109,560
Graham Savage	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	27,411	9,137	113,756	18,274	227,511
		Performance	18,274	6,091	75,833	12,182	151,666
Stephen Shapiro	2011	No criteria	4,949	4,949	61,615	4,949	61,615
		Performance	—	—	—	—	—
	2010	No criteria	19,797	6,599	82,158	13,198	164,315
		Performance	13,198	4,399	54,768	8,798	109,535
Peter Sharpe	2011	No criteria	6,091	6,091	75,833	6,091	75,833
		Performance	—	—	—	—	—
	2010	No criteria	24,366	8,122	101,119	16,244	202,238
		Performance	16,244	5,415	67,417	10,830	134,834
Robert Steacy	2011	No criteria	—	—	—	—	—
		Performance	—	—	—	—	—
	2010	No criteria	27,411	9,137	113,756	18,274	227,511
		Performance	18,274	6,091	75,833	12,182	151,666

Notes

(1)	Certain of the DSUs noted in this column as “Performance”, are subject to performance criteria requiring Postmedia to achieve a specified EBITDA threshold as defined in “Director Compensation – Annual Fees”.
(2)	Market DSUs were issued to Mr. Paton on July 13, 2010 in recognition of his enhanced director role and are subject to the achievement of market criteria whereby the Fair Market Value of a Voting Share must be equal to, or greater than, $9.85.
(3)	Based on the vesting criteria as per the “DSU Plan”.
(4)	The value of the DSUs vested during the year and as of the end of the year are computed using the weighted average for the five trading days in which Shares have actually traded immediately preceding August 31, 2011 of $12.45 for the Voting Shares.

Insurance Coverage for Directors and Officers and Indemnification

Postmedia has obtained a directors’ and officers’ liability insurance policy, which covers corporate indemnification of directors and officers and individual directors and officers of Postmedia in certain circumstances. In addition, Postmedia has entered enter into indemnification agreements with its directors and officers for liabilities and costs in respect of any action or suit against them in connection with the execution of their duties, subject to customary limitations prescribed by applicable law.

Share Ownership

The following table sets forth the names and municipalities of residence of those individuals who are directors and NEOs of the Corporation, their current positions or offices with the Corporation, the date when they first became a director and/or executive officer of the Corporation and the number of Shares, Options, DSUs and RSUs beneficially owned, directly or indirectly, or under their direction or control as of November 15, 2011:

Name and Municipality of Residence	Position with the Corporation	Number of Shares beneficially owned, directly or indirectly (#)	Number of Options,(13) DSUs and RSUs beneficially owned, directly or indirectly (#)	Percentage of Shares Owned in Respect of Particular Class (%)(12)

Paul Godfrey Toronto, Ontario	Director, President and Chief Executive Officer	108,000 Voting Shares(8) plus 400,000 Voting Shares that underlie the Options and RSUs that have vested to date.	400,000 Options 600,000 tandem Options / RSUs(1)(10)	29.35%

Ronald W. Osborne(6) Toronto, Ontario	Director and Chair	—	68,528 DSUs(11)	*	*

Charlotte Burke(2)(5)(6) Toronto, Ontario	Director	—	35,533 DSUs(11)	*	*

Hugh F. Dow(3)(5)(6) Toronto, Ontario	Director	—	35,533 DSUs(11)	*	*

David Emerson(2)(4)(6) Vancouver, British Columbia	Director	—	35,533 DSUs(11)	*	*

John Paton(3)(5) New York, United States	Director	—	132,995 DSUs(11)	*	*

Graham Savage(2)(3)(6) Toronto, Ontario	Director	—	45,685 DSUs(11)	*	*

Steven Shapiro(4)(7) New York, United States	Director	—	37,944 DSUs(11)	*	*

Peter Sharpe(3)(4)(6) Toronto, Ontario	Director	—	46,701 DSUs(11)	*	*

Robert Steacy(2)(3)(6)	Director	—	45,685 DSUs(11)	*	*
Toronto, Ontario

Douglas Lamb Toronto, Ontario	Executive Vice President and Chief Financial Officer	21,600 Voting Shares plus 80,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	5.87%

Name and Municipality of Residence	Position with the Corporation	Number of Shares beneficially owned, directly or indirectly (#)	Number of Options,(13) DSUs and RSUs beneficially owned, directly or indirectly (#)	Percentage of Shares Owned in Respect of Particular Class (%)(12)

Kevin Bent Vancouver, British Columbia	President and Publisher, Pacific Newspaper Group and Executive Vice President, Western Canada	21,600 Voting Shares plus 80,000 Voting Shares that underlie the Options that have vested to date	200,000 Options	5.87%

Gordon Fisher Toronto, Ontario	President, National Post and Executive Vice President Eastern Canada	4,516 Voting Shares plus 80,000 Voting Shares that underlie the Options that have vested to date. 70,453 Variable Voting Shares(9)	200,000 Options	4.88%

**	denotes a percentage of Share ownership less than 1.00%.

Notes:

(1)	Mr. Godfrey received a grant of 600,000 tandem Options/RSUs. These tandem Options/RSUs were granted concurrently and, upon the exercise of any or all of such Options, the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration and, upon the exercise of any or all of such RSUs, the corresponding number of Options will be automatically forfeited by Mr. Godfrey for no consideration. 240,000 of the tandem Options/RSUs have vested. The Options and RSUs will vest, as to 20% of the Shares subject to each award immediately upon grant and, as to the balance of the Shares subject to each award, equally on each of the first four anniversaries of the effective date of Mr. Godfrey’s employment agreement. See “Employment Agreements—President and Chief Executive Officer”.
(2)	Members of the Audit Committee.
(3)	Members of the Compensation and Pension Committee.
(4)	Members of the Corporate Governance and Nominating Committee.
(5)	Members of the Digital Oversight Committee.
(6)	Independent member of the Board.
(7)	Mr. Shapiro is a founding partner and portfolio manager at GoldenTree, and is a member of its Executive Committee. Certain investment funds for which GoldenTree serves as investment advisor beneficially own or exercise control and direction over 11,139,621 Variable Voting Shares of the Corporation. Steve Tananbaum is the Chief Investment Officer of Goldentree Asset Management LP.
(8)	These Voting Shares are held by the Paul and Gina Godfrey Sons Family Trust, of which Mr. Godfrey is a trustee.
(9)	54,000 of these Variable Voting Shares that are held by the Gordon Fisher Family Trust, of which Mr. Fisher is a trustee.
(10)	600,000 Voting Shares, in the aggregate, are reserved for issuance under both the Option Plan and RSU Plan.
(11)	50% of the annual fees paid to directors are paid are in the form of DSUs. For all directors, the first three years of DSUs, representing 50% of the annual fees, will vest in three equal installments over three years in advance of each such year. In anticipation of the extensive work that was performed by the directors described above in Postmedia’s first fiscal year, these directors have received one year’s additional remuneration in the form of DSUs, which will vest in three equal installments over three years, in advance of each such year, and be subject to a performance threshold. See “Director Compensation—Annual Fees.” In addition, to the extent a director has elected to receive in excess of 50% of his or her annual fees in the form of DSUs, such excess DSUs vest on the date of grant.
(12)	The total number of outstanding Shares used to calculate this percentage includes those Shares underlying the Options and RSUs that have vested as of November 15, 2011.
(13)	The class of Shares in which a particular Option is exercisable is determined based on the citizenship of the holder of the Option, with holders that are Non-Canadian receiving a Variable Voting Share upon the exercise of their Option and holders that are not Non-Canadian receiving a Voting Share upon the exercise of their Option.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of securities issued and issuable under all equity compensation plans of Postmedia as at November 15, 2011:

	# of Shares to be issued upon exercise of outstanding Options		Weighted- average exercise price of outstanding Options	# of Shares remaining available for future issuance under equity compensation plans
Option Plan approved by Shareholders (3)	1,880,000	(1)	$9.85	1,120,000
RSU Plan approved by Shareholders (3)	600,000	(2)	—	—

Notes:

(1)	Includes 600,000 of Tandem Options issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the Options the corresponding number of RSUs will be automatically forfeited by Mr. Godfrey for no consideration.
(2)	Includes 600,000 of Tandem RSUs issued to Mr. Godfrey. In the event that Mr. Godfrey exercises the RSUs, the corresponding number of Tandem Options will be automatically forfeited by Mr. Godfrey for no consideration.
(3)	See “Statement of Executive Compensation - Option Plan” and “Statement of Executive Compensation – Restricted Share Unit Plan” for a description of the Option Plan and RSU Plan, respectively.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our corporate governance policies, procedures and practices are designed to ensure that our Board can fulfill its statutory mandate to supervise the management of our business and affairs with the highest standards of ethical conduct. The Board believes that good corporate governance improves corporate performance and benefits all shareholders. Set forth below is certain disclosure by Postmedia of its corporate governance practices.

Board of Directors

In fulfilling its statutory mandate and discharging its duty of stewardship of Postmedia, the Board assumes responsibility for, among other things:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•

assess, monitor and manage the principal strategic risks and review the operational, reporting and compliance risks for Postmedia and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems;

•

ensuring, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•	assess whether internal controls and management information systems are in place and ensure they are evaluated and reviewed periodically on the initiative of the Audit Committee;

•

assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for President and Chief Executive Officer selection and performance reviews, and policies regarding succession in an emergency or upon retirement of the President and Chief Executive Officer) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Pension Committee;

•	ensuring that Postmedia has in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•

reviewing and, where appropriate, approving the recommendations made by the various committees of the Board (collectively, “Committees”), including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Board Composition

The Board is currently composed of ten directors. The following table outlines the attendance record of directors at board meetings in Fiscal 2011.

Name	Board of Directors Meetings Attended	Audit Committee Meetings Attended	Corporate Governance and Nominating Committee Meetings Attended	Compensation and Pension Committee Meetings Attended	Oversight Committee Meetings Attended Meetings Attended
Paul Godfrey	10 of 10	—	—	—	—
Ronald W. Osborne	10 of 10	—	—	—	—
Charlotte Burke(1)	9 of 9	4 of 4	—	—	2 of 2
Hugh F. Dow(2)	5 of 5	—	—	3 of 3	2 of 2
David Emerson	10 of 10	4 of 4	3 of 4	—	—
John Paton	8 of 10	—	—	2 of 5	2 of 2
Graham Savage	8 of 10	4 of 4	—	5 of 5	—
Steven Shapiro	10 of 10	—	3 of 4	—	—
Peter Sharpe	10 of 10	—	4 of 4	5 of 5	—
Robert Steacy	10 of 10	4 of 4	—	4 of 5	—

Notes:

(1)	Ms. Burke became a Director on September 20, 2010.
(2)	Mr. Dow became a Director on January 6, 2011.

Following a detailed review, the Board has determined that seven current directors are independent as defined in National Instrument 58-101-Disclosure of Corporate Governance Practices. The independent directors are Charlotte Burke, Hugh F. Dow, David Emerson, Ronald W. Osborne, Graham Savage, Peter Sharpe and Robert Steacy. Messrs. Godfrey, Paton and Shapiro are not independent. Specifically, Mr. Godfrey is not independent as a result of his position as President and Chief Executive Officer of Postmedia, Mr. Paton is not independent as a result of his consulting arrangement with Postmedia (which is described in “Interest of Informed Positions in Material Transactions – Consulting Agreements”) and Mr. Shapiro is not independent because he is a founding partner and portfolio manager at GoldenTree, and GoldenTree (or its affiliates) has debt and equity holdings in Postmedia (as discussed in more detail in “Board of Directors - Conflicts of Interest”). The Board regularly holds in camera sessions in its meetings. In camera sessions are held exclusive of management including directors who are members of management for the purpose of facilitating open and candid discussion amongst its members.

The Corporate Governance and Nominating Committee develops and recommends to the Board criteria for selecting new directors, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the Corporate Governance and Nominating Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	judgment, character, expertise, skills and knowledge useful to the oversight of the Corporation’s business,

•	diversity of viewpoints, backgrounds, experiences and other demographics,

•	business or other relevant experience, and

•

the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, collegial and responsive to the needs of Postmedia.

These criteria are to be applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the President and Chief Executive Officer approve any other directorships held by our directors and officers. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.

Board Process

In addition to having the majority of the Board composed of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management, members of the Board having the opportunity to initiate discussions with senior management without the President and Chief Executive Officer present so that they may freely discuss any concerns they may have and the ongoing monitoring of the relationship between the Board and senior management by the Corporate Governance and Nominating Committee.

Code of Business Conduct and Ethics

Postmedia has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our Company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Postmedia assets, rules and regulations and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains annually from each director and executive officer formal confirmation of compliance with the Code of Business Conduct and Ethics

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board (or a Committee to whom that authority has been delegated), while any waiver for all other employees may only be made by the President and Chief Executive Officer.

Position Descriptions

The Chair of the Board and Committee Chairs

The Board has approved a position description for the Chair of the Board that delegates to him the responsibility for, among other things, taking a leadership role in ensuring effective communication and relationships between Postmedia, shareholders, stakeholders and the general public, acting as a liaison between the Board and the President and Chief Executive Officer, promoting an understanding by members of the Board and senior management of the duties and responsibilities of the Board, recommending procedures to enhance the work of the Board and cohesiveness among directors and on an annual basis, facilitating the annual performance review and evaluation of the Board and its members in accordance with the Charters and facilitating the assessment and adequacy of the Charter of the Board.

The Board has also approved position descriptions for the Chair of the Audit Committee, the Chair of the Corporate Governance and Nominating Committee and the Chair of the Compensation and Pension Committee that delegate to such Chairs the responsibility for, among other things, recommending procedures to enhance the work of each respective Committee, facilitating performance reviews and evaluating each such Committee and its members in accordance with the respective Charter and facilitating the assessment and adequacy of the Charter for each Committee Each Chair will be the liaison between the Committee and the Board and senior management of Postmedia.

The President and Chief Executive Officer

The Board has approved a position description for the President and Chief Executive Officer that delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The President and Chief Executive Officer shall be Postmedia’s primary person to communicate news pertaining to the Corporation to the public. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Postmedia.

Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Postmedia and its business. On an ongoing basis, senior management and the Board’s advisors provide periodic presentations to the Board to ensure that directors are aware of our business and operations and industry trends and practices. Recent presentations to the Board and its committees have included business unit and labour updates, strategic plans, current developments in digital media, the implementation of paid content on the internet and recent developments in compensation practices.

The Board is to meet at least four times a year, and more frequently as circumstances require. All members of the Board are to strive to be at all meetings.

Board Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors will conduct a formal evaluation of the performance and effectiveness of the Board. Likewise, the members of each Committee along with the members of management most involved with each such Committee will conduct a formal evaluation of the Committees with which they are involved. As part of such process, each director shall complete a detailed questionnaire which requires them to assess the performance of the Board or the applicable Committee. The questionnaires require input on the role, responsibilities and effectiveness of the Board/Committee, its membership, the conduct of meetings, the performance of the Chair, and any improvements that could be made to enhance its effectiveness. The questionnaire in respect of the Board also includes a self-evaluation and an anonymous peer evaluation. The results of the evaluations will then be reviewed by the Corporate Governance and Nominating Committee, who reports to the Board.

Committees of the Board

The Board has established four standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below. Each Committee shall review and assess its mandate at least annually, has the authority to retain special legal, accounting or other advisors and is chaired by an “independent” director.

Composition of Committees

The members of the Board’s Committees have been appointed by the Board and will in the future be appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee.

Audit Committee

The members of the Audit Committee are Mr. Steacy (Chair), Ms. Burke and Messrs. Emerson and Savage. The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of the financial statements of Postmedia;

•	the compliance by Postmedia with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the independent auditor;

•	the assessment, monitoring and management of the financial, reporting and compliance risks involved with Postmedia’s business;

•	oversight and coordination of the enterprise risk management process; and

•	the performance of the Executive Vice President & Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Executive Vice President & Chief Financial Officer and other financial staff, other employees and the Board concerning accounting, auditing and risk management matters.

All members of the Audit Committee are independent and “financially literate” as contemplated by the rules of the Canadian Securities Administrators. When considering criteria for determinations of financial literacy, Audit Committee members must be able to read and understand a balance sheet, an income statement and cash flow statement of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by our financial statements.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purposes of preparing audit reports and performing other audit, review or attest services. The Audit Committee has the authority to approve significant non-audit relationships with the independent auditor and the terms of and fees for audit and non-audit engagements. The Audit Committee assesses the independence of the independent auditor and the independent auditor’s other relationships with Postmedia and reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the independent auditor regarding financial reporting and internal controls.

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the Audit Committee is required to pre-approve all non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies), with such responsibility delegated to the Chairman of the Audit Committee to pre-approve up to $250,000 of audit fees beyond the approved annual audit fee if approval of such fees is required between meetings of the Audit Committee. The Audit Committee is also required to pre-approve all engagements for accounting advice provided by an accounting firm other than the independent auditor in respect of any such engagement that is reasonably expected to result in fees in excess of $25,000, with such responsibility delegated to the Chairman of the Audit Committee if approval of such engagements is required between meetings of the Audit Committee.

The fees billed by the Corporation’s external auditors for the period ended August 31, 2010 and for Fiscal 2011 for audit and non-audit related services provided to the Corporation and its subsidiaries are as follows:

Year	Audit Fees ($)	Audit Related Fees ($)		Tax Fees ($)
Period ended August 31, 2010	400,000	475,000	(1)	—
Fiscal 2011	748,000	325,000	(2)	—

Notes:

(1)	Includes those fees incurred with respect to the review of a U.S. offering memorandum in connection with the issuance of the Company’s Senior Secured Notes.
(2)	Includes those fees incurred in connection with the review of the Company’s Prospectus and registration statement.

The Audit Committee has unrestricted access to our personnel and documents and to the independent auditor. The Audit Committee has primary oversight responsibility for our financial reporting and internal controls. It meets to review and discuss the annual and quarterly financial statements and accompanying management’s discussion and analysis and recommend their approval to the Board. However, it is not the responsibility of the Audit Committee to determine that our financial statements are complete and accurate and in accordance with Canadian Generally Accepted Accounting Principles, which is the responsibility of senior management, or to plan and conduct audits of the financial statements, which is the responsibility of the independent auditor.

The Audit Committee reviews significant accounting policies and principles and is updated regularly about current accounting issues and developments. The Audit Committee reviews the competence of key partners and managers of the independent auditor.

The Audit Committee oversees an employee complaint procedure, pursuant to which our directors, officers and employees and those of our subsidiaries will be encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. Confidential complaint procedures have been established to facilitate the submission of complaints relating to any questionable accounting, internal accounting controls or auditing matters.

The Audit Committee charter provides that the Audit Committee is to meet at least quarterly and is to meet separately with senior management periodically, and with the independent auditor as appropriate. The Audit Committee will also meet in camera at each of its meetings.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Postmedia without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board. None of the members of the Audit Committee serves on the audit committee of more than three other public companies.

Compensation and Pension Committee

The members of the Compensation and Pension Committee are Messrs. Savage (Chair), Dow, Paton, Sharpe and Steacy. The Compensation and Pension Committee is not comprised entirely of independent directors. As described under “Board Composition”, John Paton is a non-independent director. By having the Compensation and Pension Committee comprised primarily of independent directors, the Board ensures an objective process for determining compensation. The Compensation and Pension Committee assists the Board in discharging its responsibilities relating to: recruitment, development and retention of senior management; appointment and compensation of senior management; senior management succession planning; compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; share ownership guidelines; and the pension plans and other retirement arrangements of Postmedia.

The Compensation and Pension Committee charter provides that the Compensation and Pension Committee is to meet at least quarterly, and is to meet separately with senior management periodically, and with outside advisors as appropriate. The Compensation and Pension Committee will also meet in camera at each of its regularly scheduled meetings.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Messrs. Sharpe (Chair), Emerson and Shapiro. The Corporate Governance and Nominating Committee is not composed entirely of independent directors. As described above under “Board Composition”, Steven Shapiro is a non-independent director. However, the Board has ensured that there is an objective nomination process by having a majority of the members of the Corporate Governance and Nominating Committee be independent directors. In addition to making recommendations as to the size of the Board, nominees for election as directors and the composition of Committees, the Corporate Governance and Nominating Committee is intended to enhance Postmedia’s corporate governance process through the development and recommendation to the Board of appropriate corporate governance guidelines, administering the Code of Business Conduct and Ethics and Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance and their charters and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance and Nominating Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues.

The Corporate Governance and Nominating Committee charter provides that the Corporate Governance and Nominating Committee is to meet at least twice a year, and is to meet separately with senior management periodically, and with outside counsel as appropriate. The Corporate Governance and Nominating Committee will also meet in camera at each of its regularly scheduled meetings

Digital Oversight Committee

The members of the Digital Oversight Committee are Mr. Paton (Chair), Ms. Burke, and Mr. Dow. The Digital Oversight Committee oversees, consults and advises on Postmedia’s Digital and Content Transformation Plan, including establishing procedures and timelines for the implementation of such plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Registration Rights Agreements

On July 13, 2010, Postmedia entered into a registration rights agreement with GoldenTree. Under the agreement, GoldenTree was granted demand registration rights pursuant to which GoldenTree may require Postmedia to file a prospectus with the Canadian securities administrators qualifying the Shares owned by GoldenTree for sale in Canada. The agreement also grants piggyback registration rights to GoldenTree in the event that Postmedia proposes to distribute Shares by way of a prospectus, which rights allow GoldenTree to require Postmedia in certain circumstances to include Shares owned by GoldenTree in such prospectus distribution.

Nominating Agreement

On July 13, 2010 Postmedia entered into a nominating agreement with GoldenTree, a principal shareholder of Postmedia. Pursuant to this agreement, for so long as GoldenTree (or certain investment funds for which GoldenTree serves as investment adviser) beneficially owns or exercises control or direction over a minimum of 10% of the outstanding Shares of Postmedia, GoldenTree has the right to select one individual, who shall be presented to the shareholders of Postmedia as part of management’s proposed list of nominees to serve as a director on the Board of Postmedia at any shareholder meeting at which directors of Postmedia are being elected. The current nominee of GoldenTree on the Board is Mr. Shapiro. Upon termination of the agreement the then current nominee of GoldenTree shall fulfill his or her term as member of the Board and GoldenTree shall cease to have any nomination rights on a going forward basis.

Consulting Agreements

John Paton, a director of Postmedia, is a party to a consulting agreement with Postmedia pursuant to which he assists with the implementation of Postmedia’s Digital First strategy. For a description of the compensation received by Mr. Paton in respect of such consulting services, see “Director Compensation – Annual fees”.

Other than as disclosed in this circular, to the knowledge of the directors and executive officers of Postmedia, no “informed person” or any associate or affiliate of any informed person, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since September 1, 2010 or has any such interest in any proposed transaction that has materially affected or would materially affect Postmedia or our subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Postmedia is available on SEDAR at www.SEDAR.com and financial information relating to the Corporation is provided in Postmedia’s annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended August 31, 2011 and for the period ended August 31, 2010.

To request copies of Postmedia’s financial statements and MD&A or its Code of Business Conduct and Ethics, shareholders may contact Postmedia’s acting Corporate Secretary, Brenda Lazare at Postmedia, 1450 Don Mills Road, Toronto, ON, M3B 2X7, telephone number (416) 383-2379.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Postmedia Network Canada Corp.

By Order of the Board of Directors

Ronald W. Osborne

Chairman

November 28, 2011